Exhibit 99.1

Zhongchao Inc. Co-organizes China-Russia-Near East Gastrointestinal Academic Dialogue

Shanghai, China, July 10, 2020 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), a healthcare services company offering patient management, online healthcare information, professional training and educational services, today announced that it co-organized a virtual panel session with the Chinese Association of Health Education and Promotion for the China-Russia-Near East Academic Dialogue on Gastroenterology (the “Event”).

The Event took place on June 30, 2020 and was moderated by Dr. Shutian Zhang, a renowned gastroenterologist, professor and acting dean of Beijing Friendship Hospital of Capital Medical University, with panelists composed of leading gastroenterologists from Russia, Lebanon, Jordan and China, including Dr. Peng Li of Beijing Friendship Hospital, Dr. Kaichun Wu of Xijing Hospital, Dr. lgor G. Bakulin ofMechinikov Northwestern State Medical University, Dr. Sergey V. Kashin of Yaroslavl National Medical University, Dr. Ala Sharara of American University of Beirut, and Dr. Ihab NumanShehadeh of the King Hussein Cancer Center of Jordan. The Event echoed the “Silk Road of Health Cooperation” initiative advocated by the Chinese government and attracted over 36,000 global participants.

The Event marks the second cross-border virtual panel session co-organized by Zhongchao, following the first panel session on neonatology on April 24, 2020 with over 23,000 global participants.

“As the COVID-19 pandemic is pushing the acceleration of digital and virtual transformation of the healthcare service industry, we believe cross-border virtual panel session provides a convenient and valuable venue for healthcare professionals to stay connected and engaged. We will continue to work with leading pharmaceutical enterprises and non-profit organizations for more similar events going forward,” said Weiguang Yang, Chairman and Chief Executive Officer of Zhongchao.

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692